UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐   Form C: Offering Statement
☐   Form C-U: Progress Update
☐   Form C/A: Amendment to Offering Statement
  ☐   Check box if Amendment is material and investors must reconfirm within five business days.
☑   Form C-AR: Annual Report
☐   Form C-AR/A: Amendment to Annual Report
☐   Form C-TR: Termination of Reporting

Name of Issuer:

OC Soccer Holdings LLC

Legal status of Issuer:

   Form:

   Limited Liability Company

   Jurisdiction of Incorporation/Organization:

   Delaware

   Date of Organization:

   July 11, 2016

Physical Address of Issuer:

20 Fairbanks, Suite 181, Irvine, CA 92618, United States

Website of Issuer:

https://www.orangecountysoccer.com

Current Number of Employees:

85

	Most recent fiscal year-end (2024)	Prior fiscal year-end (2023)
Total Assets	$1,142,292	$1,289,254
Cash & Cash Equivalents	$207,956	$69,508
Accounts Receivable	$47,757	$152,195
Current Liabilities	$ $861,160	$822,187
Long-Term Liabilities	$1,090,000	$0
Revenues/Sales	$3,619,767	$2,296,726
Cost of Goods Sold**	$2,303,525	$2,219,107
Taxes Paid	$0	$0
Net Income/(Loss)	$(6,728,479)	$(7,275,254)

TABLE OF CONTENTS

April 30, 2025

OC Soccer Holdings LLC



This Form C-AR (including the cover page and all exhibits attached hereto, the "**Form C-AR**") is being furnished by OC Soccer Holdings LLC ("**OC Soccer,**" the "**Issuer**," "**we**," "**us**," or "**our**") for the sole purpose of providing certain information about the Issuer as required by the U.S. Securities and Exchange Commission ("**SEC**" or "**Commission**").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The SEC does not pass upon the accuracy or completeness of any disclosure document or literature. The Issuer is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission and annually post the report on its website at https://www.orangecountysoccer.com no later than 120 days after the end of each fiscal year covered by the report. The Issuer may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by (1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, (2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, (3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, (4) the repurchase of all the Securities sold pursuant to Regulation CF by the Issuer or another party or (5) the liquidation or dissolution of the Issuer.

The date of this Form C-AR is April 30, 2025.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

ABOUT THIS FORM C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide any information different from that contained in this Form C-AR. If anyone provides you with different or inconsistent information, you should not rely on it. Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

FORWARD-LOOKING STATEMENTS

This Form C-AR and any documents incorporated by reference herein or therein, including Exhibit A and Exhibit B, contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Issuer's current reasonable expectations and projections regarding its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein are based on reasonable assumptions the Issuer has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Issuer's control) and assumptions. Although the Issuer believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statements made in this Form C-AR or any documents incorporated by reference herein or therein is accurate only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Issuer to predict all of them. Except as required by law, the Issuer undertakes no obligation to publicly update any forward-looking statements for any reason after the date of this Form C-AR, whether as a result of new information, future developments or otherwise, or to conform these statements to actual results or to changes in our expectations.

OTHER INFORMATION

The Issuer has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Issuer is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form C-AR to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

OC Soccer Holdings LLC	
(Issuer)	
By:/s/ James Keston	
(Signature)	
James Keston	
(Name)	
Chief Executive Officer	
(Title)	

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/ James Keston	
(Signature)	
James Keston	
(Name)	
Manager	
(Title)	
April 30, 2025	
(Date)	

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A
ANNUAL REPORT
(EXHIBIT A TO FORM C-AR)
April 30, 2025

OC Soccer Holdings LLC



SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in the Form C-AR and the Exhibits hereto. This summary may not contain all of the information that may be important to you. You should read the entire Form C-AR carefully, including this Exhibit A and Exhibit B therein.

Description of the Business

OC Soccer Holdings LLC is the indirect owner of a professional soccer club competing in the USL Championship League, the 2nd highest level of professional soccer in the U.S. behind only Major League Soccer. The soccer club was previously known as the Los Angeles Blues Soccer Club, Inc., when the Issuer's wholly-owned subsidiary purchased the club in 2016 and was renamed the Orange County Soccer Club.

The Issuer is a Delaware limited liability company formed on July 11, 2016. The Issuer is headquartered in California. The Issuer sells its products and services in the United States and sells certain of its products over the Internet and internationally.

The Issuer conducts its business through its two operating subsidiaries: (i) OC Professional Soccer LLC, a Delaware limited liability company formed on July 11, 2016, which is wholly-owned by the Issuer and owns and operates the Orange County Soccer Club; and (ii) OC Amateur Soccer LLC, a Delaware limited liability company formed on July 11, 2016, which is owned 91% by the Issuer, and is currently inactive.

The Issuer, having sold securities pursuant to Regulation Crowdfunding under the Securities Act of 1933, is filing this annual report pursuant to Rule 202 of Regulation Crowdfunding for the fiscal year ended December 31, 2024. We have filed this report as of the filing date above, and the report may be found on the Issuer's website.

The Issuer's website is https://www.orangecountysoccer.com. The information on the Issuer available on or through our website is not a part of this Form C-AR.

RISK FACTORS

The SEC requires the Issuer to identify risks that are specific to its business and financial condition. The Issuer is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks, including, but not limited to, those noted herein.

Risks Related to the Issuer's Business and Industry

The professional and amateur athletics market in California is very competitive.

The Issuer's soccer club will compete for attendance, viewership, sponsorship and merchandising revenue with a wide range of other entertainment and recreational activities available to potential consumers in California. There can be no assurance the Issuer or its soccer team and youth development programs will be able to compete effectively, including with companies that may have greater resources than it.

While the sport of soccer is in a significant growth stage, sports teams are risky investments.

The sport of soccer is growing significantly in the U.S. However, investments in sports teams can be risky investments. This is because sports teams are heavily reliant on sponsorships, ticket sales and merchandise sales and broadcast revenue. Fan interest in teams may not be consistent and may vary depending upon the performance and history of the sports team. Although we have a strong fan base, there can be no assurance that this will continue in the event the soccer team does not perform well or due to other competitive sports offerings in the region. The Issuer has also historically earned significant revenue from player transfers, though there is no guarantee that this will continue.

The Issuer does not own its stadium where soccer matches are played.

The Issuer does not own the stadium in which its soccer team plays its matches. As such, it is subject to a rental agreement and partnership with the stadium owner, in this case the City of Irvine. The Issuer does not have full control over the maintenance of the stadium and may also be subject to changes in city government. This could result in non-renewal of its lease and the Issuer's soccer team having to find a new stadium to play its matches. The City of Irvine recently approved a lease agreement with the Issuer's soccer team which will provide for a five (5) year term with a five (5) year automatic renewal. This lease will also guarantee the Issuer's use of the Stadium as its home facility, confer significant commercial and advertising rights and provide for the ability of the Issuer to make infrastructure changes. Any disruption in the lease, could result in additional costs to the Issuer and a potential loss of the Issuer's fan base if any such relocation is to locations not near Orange County, California.

Our players are not generally subject to long-term contracts and may also be subject to transfers.

Typically, most of our players are not subject to long-term contracts. This could result in the talent of the team fluctuating on a year to year basis. Additionally, our players may be subject to transfers to other teams leading to additional turnover and potential loss of popular players. Although the Issuer may earn fees from such transfers, such fluctuations to the team's roster could reduce fan interest and attendance if performance suffers as a result.

The Issuer's soccer team is subject to compliance with the rules and requirements of its soccer league.

The Issuer's soccer team is in the United Soccer League. As such, it is subject to the rules and regulations of the league. If the Issuer or its soccer team violates the league's rules, it may be subject to potential fine, other financial penalty, reprimand, or even revocation of its franchise. If any of these were to occur, it could have a material adverse effect on the Issuer.

Global crises and geopolitical events, including without limitation, COVID-19, can have a significant effect on our business operations and revenue projections.

A significant outbreak of contagious diseases, such as COVID-19, in the human population could result in a widespread health crisis. Additionally, geopolitical events, such as wars or conflicts, could result in global disruptions to supplies, political uncertainty and displacement. Each of these crises could adversely affect the economies and financial markets of many countries, including the United States where we principally operate, resulting in an economic downturn that could reduce the demand for our products and services and impair our business prospects, including as a result of being unable to raise additional capital on acceptable terms, if at all.

The amount of capital the Issuer has on hand may not be enough to sustain the Issuer's current business plan.

In order to achieve the Issuer's near and long-term goals, the Issuer may need to procure additional funds. There is no guarantee the Issuer will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our revenues from sales, as well as the inherent business risks associated with our Issuer and present and future market conditions. Additionally, our future sources of revenue may not be sufficient to meet our future capital requirements. As such, we may require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may implement new lines of business or offer new products and services within existing lines of business.

We may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide services.

We depend on third party vendors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if vendors do not provide the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our services may be adversely impacted if companies to whom we delegate certain services do not perform to our, and our customers', expectations. Our vendors may also be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two vendors for a particular service.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Issuer relies on certain intellectual property rights to operate its business. The Issuer's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our intellectual property rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Issuer's success depends on the experience and skill of executive officers and key personnel.

We are dependent on our executive officers and key personnel. These persons may not devote their full time and attention to the matters of the Issuer. The loss of all or any of our executive officers and key personnel could harm the Issuer's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Issuer does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Issuer has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Issuer will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Issuer and our operations. We have no way to guarantee key personnel will stay with the Issuer, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

In order for the Issuer to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management and other personnel to develop additional expertise. We face intense competition for personnel, making recruitment time-consuming and expensive. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us, which could further delay or disrupt our product development and growth plans.

We need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.

To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with changes in the industry. Changing customer demands and competitive pressures may impact the pace at which we must introduce new offerings or benefits. In addition, bringing new offerings to the market could entail a costly and lengthy process, and may require us to accurately anticipate changing customer needs and trends. We must continue to respond to changing market demands and trends or our business operations may be adversely affected.

The development and commercialization of our product offering is highly competitive.

We face competition with respect to any product offerings that we may seek to develop or commercialize in the future. Our competitors include major sports companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in marketing and thus may be better equipped than us to develop and commercialize product offerings. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize product offerings more rapidly or effectively than we are able to, which would adversely affect our competitive position, and our ability to generate meaningful additional revenues from our product offerings.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We may face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Issuer is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Issuer may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) issuer, the Issuer is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Issuer 's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Issuer of such compliance could be substantial and could have a material adverse effect on the Issuer's results of operations.

Changes in federal, state or local laws and government regulation could adversely impact our business.

The Issuer is subject to legislation and regulation at the federal and local levels and, in some instances, at the state level. New laws and regulations may impose new and significant disclosure obligations and other operational, marketing and compliance-related obligations and requirements, which may lead to additional costs, risks of non-compliance, and diversion of our management's time and attention from strategic initiatives. Additionally, federal, state and local legislators or regulators may change current laws or regulations which could adversely impact our business. Further, court actions or regulatory proceedings could also change our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we may incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Changes in employment laws or regulations could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government- imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment requirements for employees who receive tips, a reduction in the number of states that allow tips to be credited toward minimum wage requirements, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

The Issuer may not be in compliance with the corporate registration requirements where it operates.

The Issuer's headquarters are located in the State of California. The Issuer is not currently qualified to conduct business in California and does not believe that it is required to be qualified. In the event the Issuer is required to be qualified in California, it could be subject to fines, penalties or other administrative actions for failure to qualify.

BUSINESS

Description of the Business

OC Soccer Holdings LLC is the indirect owner of a professional soccer club competing in the USL Championship League, the 2nd highest level of professional soccer in the U.S. behind only Major League Soccer. The soccer club was previously known as the Los Angeles Blues Soccer Club, Inc., when the Issuer's wholly-owned subsidiary purchased the club in 2016 and was renamed the Orange County Soccer Club.

The Issuer is a Delaware limited liability company formed on July 11, 2016. The Issuer is headquartered in California. The Issuer sells its products and services in the United States and sells certain of its products over the Internet and internationally.

The Issuer conducts its business through its two operating subsidiaries: (i) OC Professional Soccer LLC, a Delaware limited liability company formed on July 11, 2016, which is wholly-owned by the Issuer and owns and operates the Orange County Soccer Club; and (ii) OC Amateur Soccer LLC, a Delaware limited liability company formed on July 11, 2016, which is owned 91% by the Issuer, and is currently inactive.

Business Plan

The Issuer indirectly operates, through OC Professional Soccer LLC, a professional soccer team playing in the United Soccer League Championship, the second tier of professional soccer in the U.S. The Issuer sells tickets to matches, generates revenues from concessions at games, sells merchandise, receives corporate sponsorships and realizes fees from selling players to other professional teams. The Issuer leases the stadium where the soccer matches are held.

The Issuer plans to expand its business by investing in player development, making stadium improvements and building its infrastructure through hiring additional staff. Any capital we raise in the future will empower us to invest in our player development, improve our stadium and fan experience and grow out our infrastructure as we continue to grow our business.

The Issuer's Products and/or Services

Product / Service	Description	Current Market
Orange County Soccer Club	Professional soccer team.	Fans of the soccer team across the U.S. and in Europe.

Competition

We compete against other teams in the USL Championship League, along with Major League Soccer and other professional and amateur soccer organizations across the U.S. and Europe. Additionally, we compete with other sports for consumers disposable income.

Customer Base

Our customer base consists of fans of soccer in Orange County, CA, along with those across the U.S. and Europe.

Supply Chain

Although the Issuer is dependent upon certain third party vendors, including the City of Irvine related to use of the team's stadium, the Issuer has access to alternate service providers in the event its current third-party vendors are unable to provide services or any issues arise with its current vendors where a change is required to be made. The Issuer does not believe the loss of a current third-party vendor or service provider would cause a major disruption to its business, although it could cause short-term limitations or disruptions.

Intellectual Property

Application or Registration #	Title	Description	File Date	Grant Date	Country
88929077*	"OCFC"	Standard Character Mark	May 22, 2020	Pending	USA
6161222*	"PRO EXPERIENCE MEMBERSHIP ORANGE COUNTY SOCCER CLUB OC"	Design Plus Words, Letters, and/or Numbers	February 5, 2019	September 29, 2020	USA
6555462*	"EXPERIENCE PRO SOCCER IN THE OC ORANGE ° COUNTY SOCCER CLUB"	Design Plus Words, Letters, and/or Numbers	February 27, 2018	November 9, 2021	USA
6555461*	"EXPERIENCE PRO SOCCER IN THE OC ORANGE COUNTY SOCCER CLUB"	Design Plus Words, Letters, and/or Numbers	February 27, 2018	November 9, 2021	USA
6047937*	"ORANGE ° COUNTY SOCCER CLUB OC EST ° 2013"	Design Plus Words, Letters, and/or Numbers	January 19, 2017	May 5, 2020	USA
5439913*	"ORANGE ° COUNTY SOCCER CLUB OC EST ° 2013"	Design Plus Words, Letters, and/or Numbers	January 19, 2017	April 3, 2018	USA

*Owned by OC Professional Soccer LLC, a wholly-owned subsidiary of the Issuer.

All other intellectual property is in the form of trade secrets, business methods and know-how and is protected through intellectual assignment and confidentiality agreements with Issuer employees, advisors and consultants.

Governmental/Regulatory Approval and Compliance

The Issuer is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Issuer is not subject to any current litigation or threatened litigation.

DIRECTORS, OFFICERS, MANAGERS AND KEY PERSONS

The directors, officers, managers and key persons of the Issuer are listed below along with all positions and offices held at the Issuer and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Issuer	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
James Keston	CEO and Manager*	CEO and Manager of OC Soccer Holdings LLC, 2016 – Present Responsible for overall strategy and general CEO responsibilities. Chief Investment Officer and Co-Owner of LARO Properties, LLC, 2009 – Present Responsible for overall investment strategy, day-to-day operations and general CIO responsibilities.	London School of Economics, Masters, International History, 2006; New York University, Stern Business School, MBA, Emphasis in International Business and Finance, 2003; Emory University, B.A., International Studies, 1998
Dan Rutstein	President of Business Operations	President of Business Operations, OC Soccer Holdings LLC, 2021 – Present Responsible for day-to-day business operations, including developing global commercial relationships. President of Laduma, 2018 - 2021 Responsible for external facing leadership, revenue generation, marketing, government affairs and human resources.	Quantic Business School, MBA, 2022; York University, B.A., Philosophy Politics and Economics, 1998

*Pursuant to the Amended LLC Agreement of the Issuer, a majority of the units held by the Keston Separate Property Trust, for which James Keston is the sole Trustee, shall appoint the Manager of the Issuer.

Biographical Information

James Keston: James is the CEO and Manager of the Issuer. James has been the Manager since acquiring the club in 2016. He has transformed Orange County Soccer Club into a leading professional soccer club in the U.S., winning the 2021 USL Championship and providing exceptionally talented youth a pathway to professional soccer both here in the U.S. and abroad. James is a leader in the Orange County community.

Dan Rutstein: Dan is the President of Business Operations for the Issuer. Dan joined the Issuer OCSC in January 2021. He is an experienced leader with a strong track record in both public and private sectors. Dan first served as SVP of International projects, merchandise, and innovation for the club. He specializes in global commercial relationships as a British diplomat and now President of Business Operations for the Issuer.

Indemnification

Indemnification is authorized by the Issuer to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Issuer has 85 employees. The Issuer also utilizes independent contractors and advisors.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

As of the date of this Form C-AR, the Issuer has issued and outstanding (i) 128,397 Class A Units (the "**Class A Units**"), (ii) 620 Class B Units (the "**Class B Units**"); and (iii) 231 Class C Units (the "**Class C Units**", and when combined with the Class A Units and Class B Unit, collectively, the "**Units**").

Outstanding Capital Interests

As of the date of this Form C-AR, the Issuer's outstanding capital interests consists of:

Type	Class A Common Units
Amount Outstanding	128,397
Voting Rights	None*
Anti-Dilution Rights	None
Other Rights	(i) Right to receive priority distributions up to unpaid 5% annual return and unreturned capital prior to distributions to other Unit holders; thereafter, distributions are pro-rata based on participating percentage (after payment of unreturned capital to Class C Unitholders); (ii) Tag-along rights; and (iii) Preemptive rights.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Issuer may issue additional Class A Units which may dilute the Security.

*Except as otherwise required by non-waivable provisions of applicable law, Class A Unitholders shall not be entitled to vote on any matter with respect to the LLC. The Manager of the Issuer, subject to certain notice rights, has authority to make all decisions regarding the Issuer.

Type	Class B Units
Amount Outstanding	620
Voting Rights	None*
Anti-Dilution Rights	None
Other Rights	(a) Right to receive distributions based on pro-rata percentage only after payment to Class A Unit holders for their unpaid 5% annual return and unreturned capital and to Class C Unit holders for their unreturned capital.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Issuer may issue additional Class B Units which may dilute the Security.

*Except as otherwise required by non-waivable provisions of applicable law, Class B Unitholders shall not be entitled to vote on any matter with respect to the LLC. The Manager of the Issuer, subject to certain notice rights, has authority to make all decisions regarding the Issuer.

Type	Class C Units
Amount Outstanding	231
Voting Rights	None*
Anti-Dilution Rights	None
Other Rights	(a) Right to receive priority distributions up to unreturned capital only after payment to Class A Unit holders for their unpaid return and unreturned capital; thereafter, distributions are pro-rata based on participating percentage.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Issuer may issue additional Class C Units which may dilute the Security.

*Except as otherwise required by non-waivable provisions of applicable law, Class C Unitholders shall not be entitled to vote on any matter with respect to the LLC. The Manager of the Issuer, subject to certain notice rights, has authority to make all decisions regarding the Issuer.

Outstanding Options, SAFEs, Convertible Notes, Warrants

As of the date of this Form C-AR, the Issuer has the following additional securities outstanding:

Type	Crowd SAFE Reg CF Offering (Simple Agreement for Future Equity)
Face Value	$606,782*
Voting Rights	The holders of Crowd SAFEs are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Valuation cap of $50,000,000
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Issuer may issue additional Crowd SAFEs which may dilute the Security.

* Includes $11,897 in Crowd SAFEs issued to an intermediary

Type of security	Convertible Promissory Note
Amount outstanding/Face Value	$550,000
Voting Rights	Will have voting rights upon conversion
Anti-Dilution Rights	None
Other Material Terms	(i) Conversion cap of $30,000,000; (ii) Optional conversion into Class A Units; (iii) Maturity date of February 1, 2025; (iv) Ability to extend the maturity date for up to 24 months by issuing a warrant to purchase an amount of Class A units equal to 10% of the principal of the Note plus accrued and unpaid interest; and (v) Unsecured obligation.
Interest Rate	4%
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional Convertible Notes which may dilute the Security.

Outstanding Debt

As of the date of this Form C-AR, the Issuer has no outstanding debt for borrowed money.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued/Holders	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Class A Common Units	$47,420,667*	128,397	General Working Capital	Various dates between January 1, 2020 and April 1, 2025	Section 4(a)(2)
Crowd SAFE (Simple Agreement for Future Equity)	$606,782***	1,464	General Working Capital	February 15, 2024	Reg. CF
Convertible Promissory Notes	$550,000	2	General Working Capital	February 1, 2024; February 13, 2024	Section 4(a)(2)

*Primarily issued in connection with general working capital provided by the Issuer's CEO, Founder and Manager, to operate the Issuer during the applicable periods.
**Includes $11,897 in Crowd SAFEs issued to an intermediary.

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
James A. Keston Separate Property Trust*	121,301 Class A Units	100.00%**

* James Keston, the CEO, Founder and Manager of the Issuer, is the sole Trustee.

**Pursuant to the Amended LLC Agreement of the Issuer, a majority of the units held by the Keston Separate Property Trust, for which James Keston is the sole Trustee, shall appoint the Manager of the Issuer. Further, the Amended LLC Agreement provides that, except as otherwise required by non-waivable provisions of applicable law, the Manager of the Issuer, subject to certain notice rights, has authority to make all decisions regarding the Issuer.

<center>**FINANCIAL INFORMATION**</center>

Please see the financial information listed on the cover page of this Form C-AR and in the financial statements attached hereto as <u>Exhibit B</u>, in addition to the following information.

Cash and Cash Equivalents

As of March 31, 2025, the Issuer had an aggregate of approximately $177,683 in cash and cash equivalents. James Keston, the CEO, Founder and Manager of the Issuer, has historically funded the Issuer and the Issuer believes it has sufficient runway for at least the next six (6) months. Runway is calculated by dividing cash-on-hand by average monthly net loss (if any).

Liquidity and Capital Resources

In February 2024, the Issuer completed an offering pursuant to Regulation CF and raised $594,885.

Capital Expenditures and Other Obligations

The Issuer does not intend to make any material capital expenditures in the near future.

Valuation

The Issuer has ascribed no valuation to the Issuer; the Securities are priced arbitrarily.

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. Please see the financial statements attached as <u>Exhibit B</u>.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Issuer; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Issuer with an opinion of counsel reasonably satisfactory to the Issuer stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any capital stock into which they are convertible to any of the Issuer's competitors, as determined by the Issuer in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Issuer may engage in transactions with related persons. Related persons are defined as any director or officer of the Issuer; any person who is the beneficial owner of twenty percent (20%) or more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Issuer; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Issuer has conducted the following transactions with related persons: None.

EXHIBIT B
FINANCIALS (UNAUDITED)
(EXHIBIT B TO FORM C-AR)
April 30, 2025

OC Soccer Holdings LLC



Orange County Professional Soccer Club LLC
Balance Sheet
As of December 31, 2024

	Total
ASSETS	
Current Assets	
Bank Accounts	
1050 Citibank- 2479	204,151.66
1060 Checking- SunWest	3,554.21
1071 Bill.com Money In Clearing	250.00
1072 Bill.com Money Out Clearing	0.00
1080 Cash on Hand	0.00
1090 Per Diem	0.00
Total Bank Accounts	**$ 207,955.87**
Accounts Receivable	
1100 Accounts Receivable	47,757.00
1102 Accounts Receivable (A/R) - EUR	0.00
1103 ERC AR	0.00
Total Accounts Receivable	**$ 47,757.00**
Other Current Assets	
1200 Undeposited Funds	0.00
1205 Prepaid Expenses	143,112.50
1305 Prepaid Inventory	0.00
1400 F&B Holding	3,979.30
1500 Due to/from OCSC Foundation	57,494.15
1501 Due to/from OC Soccer Holdings	37,389.10
1502 Due To/From Youth Dev Holdings LLC	17,209.29
1503 Due To/From Amateur	0.00
1504 Due to/from OCSC Rangers Entertainment	2,200.00
1506 Due To/From Academy Holdings	0.00
Employee Advance	0.00
Payroll In-Transit	0.00
Stipend Clearing	0.00
Uncategorized Asset	0.00
Total Other Current Assets	**$ 261,384.34**
Total Current Assets	**$ 517,097.21**
Fixed Assets	
1600 Furniture and Equipment	100,863.80
1700 Accumulated Depreciation	-137,349.63
Software - Mobile	8,000.00
Software Lease License	29,095.83
Total Fixed Assets	**$ 610.00**
Other Assets	

League Deposits		565,000.00
Player Apt Security Deposit		12,701.64
Security Deposit		46,882.74
Total Other Assets	$	**624,584.38**
TOTAL ASSETS	$	**1,142,291.59**
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable		
Accounts Payable		698,783.27
Accounts Payable (A/P) - EUR		0.00
Accounts Payable (A/P) - GBP		8,313.19
Total Accounts Payable	$	**707,096.46**
Credit Cards		
Amex Credit Card		38,730.07
American Express - Braeden #2040		0.00
American Express - James Keston #2008		-281,987.58
American Express - Logan #92024		45.00
American Express - Oliver #2016		333,197.77
Total Amex Credit Card	$	**89,985.26**
Daniel Rutstein (0767) - 6		0.00
Elan 3870 Credit Card		-145.98
Elan 5324 Elan Credit Card		-9.99
Jeff Garner (9656) - 7		0.00
Ramp CC		33,483.89
Total Credit Cards	$	**123,313.18**
Other Current Liabilities		
24000 Payroll Liabilities		0.00
24001 Payroll Holding		0.00
24002 Payroll Tax Liability		0.00
24003 USLPA Dues		0.00
24004 Aflac Withholding		0.00
24100 401k Liability		11,795.66
241004 Paycheck Liability		17,253.63
Total 24000 Payroll Liabilities	$	**29,049.29**
25500 Sales Tax Payable		463.76
25501 Use Tax Payable		1,237.34
Accrued Expenses		0.00
Bill.com AP		0.00
Clearing 2022 APSubL		0.00
OC Soccer Holdings LLC		44,121,322.99
Sales Tax Agency Payable		0.00
Suspense		0.00
Total Other Current Liabilities	$	**44,152,073.38**

Total Current Liabilities	$	44,982,483.02
Long-Term Liabilities		
Convertible Note		542,963.62
Crowd SAFE Funding		547,036.38
Total Long-Term Liabilities	$	1,090,000.00
Total Liabilities	$	46,072,483.02
Equity		
30000 Opening Balance Equity		0.00
30700 Members Draw		0.00
32000 Retained Earnings		-38,201,712.36
James Keston		0.00
Net Income		-6,728,479.07
Total Equity	-$	44,930,191.43
TOTAL LIABILITIES AND EQUITY	$	1,142,291.59

Orange County Professional Soccer Club LLC
Profit and Loss
January - December 2024

	Total
Income	
4000 Sponsorship Revenue	1,040,402.49
4100 Ticket Revenue	
4110 AMEX Ticket Revenue	152,310.01
4120 Global Pay Ticket Revenue	694,277.88
4125 Ticket Master Revenue	259,315.06
4130 Ticket Sales	267,998.48
Total 4100 Ticket Revenue	**$ 1,373,901.43**
4200 Player Transfer Income	160,982.06
4400 Food & Beverage Revenue	535,723.77
Sales Income	
4300 Merchandise Sales	293,746.14
Total Sales Income	**$ 293,746.14**
Sponsorship Revenue - Cash	215,012.00
Total Income	**$ 3,619,767.89**
Cost of Goods Sold	
4451 Food & Beverage COS	443,092.57
5000 Ticketing COS	0.00
5100 Sponsorship COS	5,750.00
Sponsorship - Stadium Field Permits	25,000.00
Total 5100 Sponsorship COS	**$ 30,750.00**
5300 Merchandise COS	226,942.92
5750 Event Expense	1,296,331.53
5800 TV and Radio Broadcast	306,408.81
Total Cost of Goods Sold	**$ 2,303,525.83**
Gross Profit	**$ 1,316,242.06**
Expenses	
5970 League Costs	
5971 League Participation & Other Fees	157,471.91
5972 General Liability Insurance	14,301.00
5973 USSF/CSA Affiliation Fees	4,462.74
5974 League Travel Pool Fees	328,872.44
5975 Transmission and Digital Fee	36,623.00
5976 Web Hosting/ Teamworks/ IT	17,410.00
5977 Fines	5,000.00
5978 League Referee Fees	143,835.00
Total 5970 League Costs	**$ 707,976.09**
6000 Payroll Expense	
6009 Payroll Wages	0.00

6010 Wage Expense - Players		1,175,071.60
6015 Wage Expense - Front Office Staff		1,523,802.79
6020 Wage Expense - Salesperson		18,565.71
6025 Wage Expense - Technical Staff		938,346.26
6045 Payroll Taxes (FICA/FUTA/SUTA)		267,220.86
6050 401K Expense		2,832.44
6055 Employee Benefits		3,553.68
6056 Health Insurance		49,852.73
6060 Payroll Processing Fee		78,823.40
Player Stipend		0.00
Reimbursement Clearing		41,962.32
Total 6000 Payroll Expense	$	**4,100,031.79**
6059 Employee incentives/gifts		1,149.58
7500 Referee Fees (contract labor)		2,796.19
Direct Expense		
5700 Stadium Field Permits		331,938.50
5900 Medical Supplies/Medical Services		15,949.49
5950 Storage Rental		35,052.59
6100 Travel, Meals and Entertainment		
6101 Travel - Airfare		48,789.92
6102 Travel - Ground Transportation		57,861.37
6103 Travel - Meals & Per Diem		42,177.87
6104 Travel - Lodging		103,697.74
6105 Travel - Team Meals		125,309.28
6106 Travel - Entertainment		8,313.50
Total 6100 Travel, Meals and Entertainment	$	**386,149.68**
6300 Insurance		
6350 Workers Compensation Insurance		472,793.15
8300 Insurance (GL & Comm Prop)		22,834.00
Total 6300 Insurance	$	**495,627.15**
6600 Player Housing		
6605 Player Rent		350,702.33
6610 Renters Ins		1,215.60
6615 Player Utilities		34,270.63
6620 Player Furniture & Supplies		1,335.73
Total 6600 Player Housing	$	**387,524.29**
7900 Equipment Rental		7,219.03
8100 Bank & Credit Card Fees		5,383.41
8400 Marketing, Promotions, & Advertising		195,914.81
8404 Video Production & Photography		39,625.80
8405 Advertising & Media Buys		275,809.01
8406 Giveaways/ Promotions		25,014.17
8410 Printing and Sign Production		25,491.49
8700 Team Uniforms & Training Supplies		18,541.22

8710 Open Tryouts		4,579.38
Team Dues and Subscriptions		856.86
Total Direct Expense	$	**2,250,676.88**
General & Admin Expenses		
68100 Telephone Expense		4,818.12
8500 Office Expense		
8520 Office Rent		107,398.80
8530 Supplies		57,470.15
Office CAM		652.19
Office Equipment Rental		3,371.28
Total 8500 Office Expense	$	**168,892.42**
8600 Professional Fees		2,209.17
8610 Accounting		77,395.75
8620 Accounting - CPA		6,480.00
8630 Agent Fees		52,710.00
8640 Consultant		88,050.00
8650 Legal		61,078.39
8660 Public Relations		48,325.00
Total 8600 Professional Fees	$	**336,248.31**
Athletic Training		754.00
Bad Debt Expense		11,090.50
Business Gifts		240.49
Computer & Internet Expenses		226,786.89
Dues and Subscriptions		100,350.89
Janitorial Services		10,659.69
Licenses and Permits		7,342.87
Patents & Trademarks		1,670.00
Postage and Shipping		10,537.13
Repairs and Maintenance		1,367.21
Republic/ Seedrs Fundraising		56,549.18
Taxes		2,070.27
FTB		1,600.00
Total Taxes	$	**3,670.27**
Total General & Admin Expenses	$	**940,977.97**
QuickBooks Payments Fees		1,218.15
Uncategorized Expense		0.00
Total Expenses	$	**8,004,826.65**
Net Operating Income	-$	**6,688,584.59**
Other Income		
Cashback Earned		16,211.55
Misc Income		1,125.00
Total Other Income	$	**17,336.55**
Other Expenses		
Unrealized Gain or Loss		0.00

8900 Other Operating Expenses		
8910 Interest Expense		10,164.34
8950 Charitable Contributions		47,323.73
Total 8900 Other Operating Expenses	**$**	**57,488.07**
Exchange Gain or Loss		-257.04
Total Other Expenses	**$**	**57,231.03**
Net Other Income	**-$**	**39,894.48**
Net Income	**-$**	**6,728,479.07**